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                                                                      Exhibit 18

             MITCHELL HUTCHINS/KIDDER, PEABODY INVESTMENT TRUST II
                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

         Mitchell Hutchins/Kidder, Peabody Investment Trust II (the 'Trust'), and its operating series PaineWebber Emerging Markets Equity Fund (the 'Fund'), hereby adopt this Multiple Class Plan (the 'Plan') pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the '1940 Act').

A.       GENERAL DESCRIPTION OF CLASSES THAT ARE OFFERED:

         1. Class A Shares. Class A shares of the Fund are sold to the general public subject to an initial sales charge. The initial sales charge for the Fund is waived for certain eligible purchasers and reduced or waived for certain large volume purchases.

         The maximum sales charge is 4.5% of the public offering price for Class A shares.

         Class A shares of the Fund are subject to an annual service fee of .25% of the average daily assets of the Class A shares of the Fund paid pursuant to a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act.

         Class A shares of each Fund issued on or after November 10, 1995 will be subject to a contingent deferred sales charge ('CDSC') on redemptions of shares (i) purchased without an initial sales charge due to sales charge waiver for purchases of $1 million or more and (ii) held less than one year. The Class A CDSC is equal to 1% of the lower of: (i) the net asset value of the shares at the time of purchase or (ii) the net asset value of the shares at the time of redemption. Class A shares of each Fund held one year or longer and Class A shares of each Fund acquired through reinvestment of dividends or capital gains distributions on shares otherwise subject to a Class A CDSC are not subject to the CDSC. The CDSC for Class A shares of each Fund will be waived under certain circumstances.

         2. Class B Shares. Class B shares of the Fund are sold to the general public subject to a CDSC, but without imposition of an initial sales charge.

         The maximum CDSC for Class B shares of the Fund is equal to 5% of the lower of: (i) the net asset value of the shares at the time of purchase or (ii) the net asset value of the shares at the time of redemption.

         Class B shares of the Fund held six years or longer and Class B shares of the Fund acquired through reinvestment of dividends or capital gains distributions are not subject to the CDSC.

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         Class B shares of the Fund are subject to an annual service fee of .25%
of average daily net assets and a distribution fee of .75% of average daily net assets of the Class B shares of the Fund, each paid pursuant to a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act.

         Class B shares of the Fund convert to Class A shares approximately six years after issuance at relative net asset value.


         3. Class C Shares (prior to November 10, 1995, such shares were designated 'Class B' shares). Class C shares of the Fund are sold to the general public without imposition of a sales charge.

         Class C shares of the Fund are subject to an annual service fee of .25% of average daily net assets and a distribution fee of .75% of average daily net assets of Class C shares of the Fund, each pursuant to a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act.

         Class C shares of the Fund issued on or after November 10, 1995 will be subject to a CDSC on redemptions of Class C shares held less than one year equal to 1% of the lower of: (i) the net asset value of the shares at the time of purchase or (ii) the net asset value of the shares at the time or redemption. Class C shares of the Fund held one year or longer and Class C shares of the Fund acquired through reinvestment of dividends or capital gains distributions are not subject to the CDSC. The CDSC for Class C shares of the Fund will be waived under certain circumstances.

         4. Class Y Shares (prior to November 10, 1995, such shares were designated 'Class C' shares). Class Y shares are sold without imposition of an initial sales charge or CDSC and are not subject to any service or distribution fees.

         Class Y shares of the Fund are available for purchase only by (i) employee benefit and retirement plans, other than individual retirement accounts and self-employed retirement plans, of Paine Webber Group Inc. and its affiliates; (ii) certain unit investment trusts sponsored by PaineWebber Incorporated; and (iii) participants in certain wrap fee investment advisory programs that are currently or in the future sponsored by PaineWebber Incorporated and that may invest in PaineWebber proprietary funds, provided that shares are purchased through or in connection with those programs.


B.       EXPENSE ALLOCATIONS OF EACH CLASS:

         Certain expenses may be attributable to a particular Class of shares of the Fund ('Class Expenses'). Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

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         In addition to the distribution and service fees described above,  each
Class may also pay a different amount of the following other expenses:

                  (1) printing and postage expenses related to a preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific Class;

                  (2) Blue Sky registration fees incurred by a specific Class of shares;

                  (3) SEC registration fees incurred by a specific Class of shares;

                  (4)   expenses  of   administrative   personnel  and  services
                        required to support the shareholders of a specific Class of shares;

                  (5) Trustees' fees incurred as a result of issues relating to a specific Class of shares;

                  (6) litigation expenses or other legal expenses relating to a specific Class of shares; and

                  (7) transfer agent fees identified as being attributable to a specific Class.


C.       EXCHANGE PRIVILEGES:

         Class A, Class B and Class C shares of the Fund may be exchanged for shares of the corresponding Class of other Mitchell Hutchins/Kidder, Peabody ('MH/KP') mutual funds and PaineWebber mutual funds, or may be acquired through an exchange of shares of the corresponding Class of those funds. Class Y shares of the Fund are not exchangeable.

         These exchange privileges may be modified or terminated by the Fund, and exchanges may only be made into funds that are legally registered for sale in the investor's state of residence.

D.       CLASS DESIGNATION

         Subject to approval by the Board of Trustees of the Trust, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

E.       ADDITIONAL INFORMATION:

         This Multiple Class Plan is qualified by and subject to the terms of the then current prospectus for the applicable Classes; provided, however, that none of the terms

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set forth in any such  prospectus  shall be  inconsistent  with the terms of the
Classes contained in this Plan. The prospectus for the Fund contains additional information about the Classes and the multiple class structure.

F.       DATE OF EFFECTIVENESS:

         This multiple Class Plan is effective as of the date hereof, provided that the CDSC imposed on the Class A shares and Class C shares of each Fund shall apply only to Class A shares and Class C shares issued on or after November 10, 1995.


                                                              November __ , 1995